FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Neurogenesis HAPPY WATER® awarded
One of “Top 10 Most Innovative Products for 2013”

Vancouver, Canada, October 3, 2013, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces that its Neurogenesis HAPPY WATER® brand has been named one of the “Top 10 Most Innovative Products for 2013” by The Canadian Federation of Independent Grocers (CFIG). See CFIG Press Release at the following link: http://www.digitaljournal.com/pr/1501312: From Happy Water to Custom Frosting, Grocery Innovations Canada Announces Most Innovative Products from Annual Trade Show.

Chosen by the CFIG from tens of thousands of grocery products at its annual Grocery Innovations Tradeshow in Toronto, Ontario, Neurogenesis HAPPY WATER® is honored to receive this prestigious award.

HAPPY WATER® is now available across most of Canada. It is the embodiment of Leading Brands’ vision of the future of the beverage industry: bringing “naturally functional” products to health conscious consumers.

Li NATURALLY HAPPY
pH NATURALLY ALKALINE
PRODUCT OF CANADA
PRODUCT OF CANADA
Happy Water
NEUROGENESIS
Acidic
0
NEUTRAL
7
7.4
Alkaline
14
Colas
Orange Juice
Tap Water
Happy Water
NATURALLY HAPPY
Happy Water's® blend of spring and mineral water contains naturally-occurring lithia and other minerals.
NATURALLY ALKALINE
The presence of these rare minerals creates Happy Water's® naturally alkaline state.
PRODUCT OF CANADA
Happy Water® is sourced from two ancient Canadian mountain springs.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2013 Leading Brands, Inc.

This news release is available at www.LBIX.com
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